Innodata Inc. Three University Plaza Hackensack, NJ 07601

December 21, 2015

VIA EDGAR

Maryse Mills-Apenteng

Special Counsel

Office of Information Technologies and Services

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Innodata Inc.

Registration Statement on Form S-3

Response dated November 18, 2015

File No. 333-207524

Dear Ms. Mills-Apenteng:

Set forth below is the response of Innodata Inc. (the “Company”) to the SEC Staff’s comments set forth in your letter dated December 8, 2015.

For reference purposes, the comments as reflected in the Staff’s letter dated December 8, 2015 are reproduced in bold and the corresponding response of the Company is shown below the comment.

General

1.	We note your response to prior comment 1 that you are relying on General Instruction I.B.6. of Form S-3 in filing the registration statement. Please revise to provide the disclosure required by Instruction 7 to General Instruction I.B.6.

Company Response to Comment 1:

The outside front cover of the prospectus included in the amended registration statement filed by the Company on December 21, 2015 has been revised to provide the disclosure required by Instruction 7 to General Instruction I.B.6.

Exhibit 23.1

1. Please have your independent registered public account update its consent.

Company Response to Comment 2:

An updated consent from the Company’s independent registered public accountant is included in the amended registration statement filed by the Company.

December 21, 2015

If the Staff has any questions concerning this letter or requires further information, please do not hesitate to call the undersigned at (201) 371-8017 or Jeffrey Folger at Folger & Folger at (212) 697-7301.

Sincerely,

/s/ Amy Agress

Amy Agress

Vice President, General Counsel and Secretary

Innodata Inc.